UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Hansen, J. David
   11388 Sorrento Valley Road, Suite 200


   San Diego, CA   92121
2. Issuer Name and Ticker or Trading Symbol
   AVANIR Pharmaceuticals (AVN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   11/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President
   Commercial Development
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Class A Common Stock                          11/26/02    G (1)    90,000        D               30,000         D  Direct
Class A Common Stock                          11/26/02    G (1)    45,000        A               45,000         I  by Daughter
Class A Common Stock                          11/26/02    G (1)    45,000        A               45,000         I  by Son
Class A Common Stock, no par value                                                               5,000          I  by Trust

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Incentive Stock Option (right  $0.7200                                                                                 02/19/09
to buy)
Incentive Stock Option (right  $1.0000                                                                                 09/14/08
to buy)
Incentive Stock Option (right  $3.2900                                                                                 03/14/12
to buy)
Non-Qualified Stock Option     $1.5500                                                                                 02/19/09
(right to buy)
Non-Qualified Stock Option     $2.4701                                                                                 03/10/10
(right to buy)
Non-Qualified Stock Option     $4.8450                                                                    03/15/02     07/16/11
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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
Incentive Stock Option (right            Class A Common Stock           50,000                    50,000        D   Direct
to buy)
Incentive Stock Option (right            Class A Common Stock           100,000                   100,000       D   Direct
to buy)
Incentive Stock Option (right            Class A Common Stock           50,000                    50,000        D   Direct
to buy)
Non-Qualified Stock Option               Class A Common Stock           50,000                    50,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           75,000                    75,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           62,000                    62,000        D   Direct
(right to buy)

Explanation of Responses:

(1) On November 27, 2002, Mr. Hansen transfered 45,000 shares of Avanir Class A common stock to each of his two children under the Unifo rm Gift to Minors Act.

SIGNATURE OF REPORTING PERSON
/S/ By: Gregory P. Hanson
    For: J. David Hansen
DATE 11/27/02